Exhibit 99.2

Nasdaq: ENLV ENLIVEX CLINICAL DEVELOPMENT November 2025

FORWARD - LOOKING STATEMENTS 2 | Nasdaq: ENLV These slides and the accompanying oral presentation contain forward - looking statements and information. Forward - looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels or activity, performance or achievements to be materially different from those anticipated by such statements. The use of words such as “may”, “might”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward looking statements. For example, all statements we make regarding (i) the initiation, timing, cost, progress and results of our preclinical and clinical studies and our research and development programs, (ii) our ability to advance product candidates into, and successfully complete, clinical studies, (iii) the timing or likelihood of regulatory filings and approvals, (iv) our ability to develop, manufacture and commercialize our product candidates and to improve the manufacturing process, (v) the rate and degree of market acceptance of our product candidates, (vi) the size and growth potential of the markets for our product candidates and our ability to serve those markets, and (vii) our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates, are forward looking. All forward - looking statements are based on current estimates, assumptions and expectations by our management that, although we believe to be reasonable, are inherently uncertain. All forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Any forward - looking statement speaks only as of the date on which it was made. We undertake no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by law. This presentation is not, and nothing in it should be construed as, an offer, invitation or recommendation in respect of our securities, or an offer, invitation or recommendation to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction. Neither this presentation nor anything in it shall form the basis of any contract or commitment. This presentation is not intended to be relied upon as advice to investors or potential investors.

MACROPHAGE MODULATION FOR THE TREATMENT OF INFLAMMATORY DISEASES Novel therapeutic modality: macrophage modulation. Cost - effective cell therapy: simple manufacturing process yielding a ready - to - use off - the - shelf cell therapy. Substantial market: unmet need in inflammatory and autoimmune diseases. Novel approach: allogeneic cells to trigger macrophage reprogramming. ON OFF A Enlivex is a clinical stage pharmaceutical company developing Allocetra , a universal, off - the - shelf cell therapy designed to reprogram macrophages into their homeostatic state, for treatment of inflammatory diseases . About: 3 | Nasdaq: ENLV A Allocetra macrophage

CELLULAR FIRST RESPONDERS: MACROPHAGES AND THEIR CRITICAL ROLE IN INFLAMMATION

Macrophages, which are found in abundance throughout the body, are immune cells that reside in or infiltrate human tissue.

Main functions:

- Recruit other immune cells
- Defend against pathogens
- Cleanup senescent or dead cells
- Control tissue homeostasis and repair

Role in inflammation:

- Antigen presentation
- Cytokine secretion
- Phagocytosis
- Immunomodulation

Macrophages orchestrate inflammation and its resolution.



1 Initiation
2 Regulation
T
T
T
3 Resolution and homeostasis
Enlivex's Allocetra™ mechanism

The current understanding among researchers is that disrupted inflammatory processes form the basis of many diseases, beyond “classical” inflammatory diseases.

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PROMOTING BALANCE: APOPTOTIC CELLS FACILITATE MACROPHAGE HOMEOSTASIS

Prof. Dror Mevorach
Scientific Founder

Apoptotic Cells Induce NF-kB and Inflammasome Negative Signaling
Amir Grau, Adi Tabib, Inna Grau, Inna Reiner, Dror Mevorach
PLOS One, 2015

Apoptotic Cells induced Signaling for immune Homeostasis in Macrophages and Dendritic Cells
Uriel Trahtemberg and Dror Mevorach
Frontiers in immunology, 2017

How apoptotic cells influence macrophages


APOPTOTIC CELL
MACROPHAGE
PtdSer
Eat me
TAM
Enlivex's Allocetra™ mechanism
TSP-1
Tolerate me
AMP
Calm down
NF-kB
TLR
inflammasome



The interaction between apoptotic cells and macrophages contributes to the pro-resolution and immune-modulating effects of Allocetra™, promoting macrophage and immune homeostasis.

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ALLOCETRA™: AN OFF THE SHELF CELL THERAPY DESIGNED TO RESTORE MACROPHAGE HOMEOSTASIS


A
PtdSer
Apoptotic cell

Allocetra™

Allogeneic mononuclear cells collected from healthy donors induced to a stable apoptotic state.

- harnesses the same biological activity seen in naturally occurring apoptotic cells;
- presents a highly-differentiated, off-the-shelf, cellular therapy modality.

Process:


A
Eat me
A
A
A
A
A

collect cells from healthy donors

proprietary apoptotic cell modification process

cells express "eat me" signal

cells are frozen

off the shelf, cost effective cell therapy

Mechanism:


T
T
T
A

1. Patient with systemic or joint inflammation

2. Allocetra™ cells are injected into the patient

3. Allocetra™ cells are engulfed by macrophages

4. Macrophage homeostasis is restored

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ALLOCETRA™ CURRENT PIPELINE: BUILDING MOMENTUM

Indication	Study #	Administration	Pre-clinical	Phase I/II	Phase II	Phase III
Moderate to severe knee osteoarthritis	ENX-CL-05-001 NCT06233474	Local knee injection	Randomized/controlled, 149 patients, enrollment completed		Expected initiation Q2 2026	
Temporomandibular joint osteoarthritis	1400-24-SMC NCT06748651	Local TMJ injection	Open-label 6 patients, enrolling			
Organ failure associated with sepsis	ENX-CL-02-002 NCT04612413	Systemic administration	Randomized, controlled, Phase II, 120 patients Efficacy stage completed; safety follow-up completed			

Sepsis Program - seeking for potential external collaboration or out-licensing, instead of pursuing internal development

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ALLOCETRA FOR THE TREATMENT OF OSTEOARTHRITIS 8 | Nasdaq: ENLV

OSTEOARTHRITIS: A GROWING MARKET WITH SIGNIFICANT POTENTIAL 9 | Nasdaq: ENLV Standard of care Disease overview Disease manifestation: cartilage damage, abnormal bone remodeling, and inflammation of the synovium. Today 2023 2040 2030 32.5MM $6.8B 78MM $15.7B Market Lifestyle changes Physiotherapy Pain medication Surgery Market size 2 : Femur Synovitis Joint space narrowing Cartilage loss Subchondral bone cysts/ sclerosis Tibia Fibula U.S. Cases 1 : 1 - Arthritis Foundation ( https://www.arthritis.org/ ) 2 - Verified Market Research reports

MACROPHAGES ARE AN EMERGING NEW TARGET FOR OSTEOARTHRITIS TREATMENT

The role of innate **immunity in osteoarthritis**: when our first line of defense goes on the offensive.

Eric W. Orlowsky and Virginia Byers Kraus

The Journal of Rheumatology 2015

Characterizing heterogeneity in the response of synovial mesenchymal progenitor cells to **synovial macrophages** in normal individuals and **patients with osteoarthritis.**

Akash Fichadiya, Karri L Bertram, Guomin Ren, Robin M Yates and Roman J Krawetz

Journal of Inflammation 2016



Imbalance of M1/M2 **macrophages** is linked to severity level of knee **osteoarthritis.**

Baolong Liu, Maoquan Zhang, Jingming Zhao, Mei Zheng and Hao Yang

Experimental and therapeutic medicine 2018

An emerging target in the battle against **osteoarthritis: macrophage** polarization.

Yulong Sun, Zhuo Zuo and Yuanyuan Kuang

International Journal of Molecular Sciences 2020

Synovial macrophages in osteoarthritis: the key to understanding pathogenesis?

Amanda Thomson and Catharien M. U. Hilkens

Frontiers in Immunology 2021

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KNEE OSTEOARTHRITIS (KOA) MARKET • High prevalence & burden: • 32M Americans today; projected 78M by 2040 • One of the most disabling diseases globally • Unmet medical need: • No approved disease - modifying treatments • Current options: pain relief, steroids, surgery • Age - related progression: • Prevalence rises to 30% at age 60+ • 50% of KOA patients are 60+ • As individuals age, the cumulative effects of wear and tear on joint tissues become increasingly evident and induce low grade inflammation mainly mediated by resident macrophages and fibroblasts, and the regenerative capacity of cartilage diminishes • Future growth driver: • Rising geriatric population → increasing OA prevalence 0 10 20 30 40 50 60 30 – 39 40 – 49 50 – 59 60 – 69 70 – 79 80+ Prevalence (%) Age Group Prevalence of Osteoarthritis increases with age 1 Men (%) Women (%) Total (%) 11 | 1 Global, regional prevalence, incidence and risk factors of knee osteoarthritis in population - based studies, A. Cui et al. / EClinicalMedicine 2930 (2020) 100587

RESULTS FROM THE COMPLETED ENX - CL - 05 - 001 – PHASE IIa IN PATIENTS WITH SYMPTOMATIC MODERATE TO SEVERE KNEE OA 12 |

ENX - CL - 05 - 001 – PHASE IIa STUDY DESIGNED A PRIORI TO IDENTIFY CORRELATION OF TREATMENT EFFECT AND BASELINE FACTORS Key baseline covariates to be examined in the study Inflammation Pain Other covariates BMI Heterogeneous patient population included indiscriminately Purpose was to assess safety, efficacy, and potentially find a strong signal in a responder sub - population to guide future development (As stated in our 2024 annual report/PR) Phase IIa is the proper clinical stage to find the responder sub - population “OA is a clinical syndrome and not a singular molecular disease” OA leading experts forewarned us prior to study design 13 |

ENX - CL - 05 - 001 – PHASE IIa OBJECTIVES MET: Specific responder profile • More than ~50% of the patients in the study • Representing more than ~50% of the KOA market • Aligned with the proposed mechanism of action of Allocetra TM (a) FAVORABLE SAFETY PROFILE & POSITIVE EFFECT, (b) HIGH RESPONDERS WERE IDENTIFIED (REPRESENTING 50% OF THE KOA MARKET) • We had clear success in isolating the key molecular disease for which our drug works well • This finding directly illustrates that our hypotheses were correct – due to the heterogeneity of the patient population, a distinct responder group needs to be identified 14 |

ENX - CL - 05 - 001 KNEE - OSTEOARTHRITIS PHASE IIa RESULTS - 3 & 6 - MONTH TOPLINE DATA ANALYSIS 15 |

ENX-CL-05-001: PHASE I/IIa

2-stage trial design - randomized, double-blind, placebo-controlled, multi-country study

Patient criteria

- Patients with symptomatic moderate to severe knee OA who have failed to respond to conventional OA therapy;
- Age 45-80 years;
- Kellgren-Lawrence (K-L) Grade 2 or 3.

Phase I: Dose escalation & safety

15 patients

Independent safety committee→ no negative safety signal, highest dose selected for Phase IIa

Phase IIa: Randomized, double-blind, placebo-controlled

134 patients

3 injections (in total) of Allocetra™ or Placebo, each injection 2 weeks from the previous injection

Endpoints

Primary
Safety and tolerability.

Secondary
Change in pain and function assessments (NRS, WOMAC)

Timepoints
Efficacy: 3-month, 6-month
Safety: 12-month follow-up

Efficacy objectives

- Reduction in pain, increase in function and reduction in stiffness
- Numerical grading based on the patients' assessment using a questionnaire
- The validated questionnaire is named WOMAC
- Aligned with FDA's accepted Phase III endpoints and timepoints

ClinicalTrials.gov Registration: NCT06233474

NRS=numerical rating scale.

WOMAC= Standard knee questionnaire evaluating pain, stiffness & physical function

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Standardized Effect Size ≥65 ≥60 mITT Efficacy Endpoint NRS Pain Change from Baseline (scale 0 - 10) - 0.76 - 0.41 - 0.22 3 Months - 0.80 - 0.30 - 0.08 6 Months WOMAC Pain Change from Baseline (randomized 0 - 100) - 1.05 - 0.53 - 0.20 3 Months - 0.88 - 0.25 - 0.05 6 Months WOMAC Function Change from Baseline (randomized 0 - 100) - 1.22 - 0.67 - 0.21 3 Months - 1.22 - 0.48 - 0.15 6 Months WOMAC Total Change from Baseline (randomized 0 - 100) - 1.20 - 0.62 - 0.19 3 Months - 1.14 - 0.41 - 0.11 6 Months COMPETITIVE COMPARISON OF STANDARDIZED EFFECT SIZES Adapted from S. Westbrook presentation 0852 at ACR 2025 Allocetra TM 0.7 0.8 0.9 1.0 1.1 1.2 0.7 0.8 0.9 WOMAC (Pain) WOMAC (Function) 17 |

PAIN NRS WEEKLY CHANGE OVER TIME Placebo Allocetra Substantial and durable weekly pain NRS reduction compared to placebo, with increased effect trending with age. 18 |

RESPONDER RATES (OMERACT - OARSI CRITERIA) – WOMAC PAIN 6m 3m Age threshold 58% 50% Placebo ≥ 60 65% 71% Allocetra 12% 41% % better than placebo 0.5604 0.0773 p - value 44% 37% Placebo ≥ 63 64% 68% Allocetra 45% 83% % better than placebo 0.1448 0.0219 p - value 38% 33% Placebo ≥ 65 63% 75% Allocetra 64% 125% % better than placebo 0.1069 0.0042 p - value Trending with age 19 | High responder rates compared to placebo, with increasing percentages trending with age Responders were defined as patients that met the OMERACT - OARSI criteria (Outcome Measures in Arthritis Clinical Trials - Osteoarthritis Research Society International)

ALLOCETRA EFFECT IN PRIMARY OA: CLINICALLY MEANINGFUL, STATISTICALLY SIGNIFICANT, TRENDING WITH AGE (REDUCTION IN PAIN) WOMAC pain change 3 months, Primary OA population WOMAC pain change, 3 months Age ≥ 65 (33% of patients) Allocetra n=23 Placebo n=19 Age ≥ 60 (54% of patients) Allocetra n=33 Placebo n=36 Age ≥ 63 (40% of patients) Allocetra n=27 Placebo n=25 Avg: - 9.16 20.3 Avg: - 9.6 20.4 Avg: - 29.0 17.9 Avg: - 27.8 20.8 Avg: - 16.2 22.5 Avg: - 27.2 20.1 Positive effect difference : 183% p - value = 0.0029 Positive effect difference : 217% p - value = 0.0017 Positive effect difference : 72% p - value = 0.030 Allocetra Placebo Note: baseline demographics & characteristics were well - balanced | Results are normalized to 0 - 100 scale 20

ALLOCETRA EFFECT IN PRIMARY OA: CLINICALLY MEANINGFUL, STATISTICALLY SIGNIFICANT, TRENDING WITH AGE (REDUCTION IN PAIN) WOMAC pain change 6 months, Primary OA population WOMAC pain change, 6 months Age ≥ 60 (52% of patients) Allocetra n=31 Placebo n=32 Age ≥ 65 (31% of patients) Allocetra n=21 Placebo n=17 Age ≥ 63 (39% of patients) Allocetra n=25 Placebo n=22 Avg: - 12.7 22.8 Avg: - 25.1 19.8 Avg: - 19.8 23.1 Avg: - 26.7 16.1 Avg: - 12.4 16.7 Avg: - 24.2 16.2 Positive effect difference : 94% p - value = 0.0422 Positive effect difference : 27% p - value = 0.3231 Positive effect difference : 115% p - value = 0.0110 Allocetra Placebo Note: baseline demographics & characteristics were well - balanced Results are normalized to 0 - 100 scale 21 |

ALLOCETRA EFFECT IN PRIMARY OA: CLINICALLY MEANINGFUL, STATISTICALLY SIGNIFICANT, TRENDING WITH AGE (REDUCTION IN PAIN & STIFFNESS, AND INCREASE IN FUNCTION) WOMAC total change 3 months, Primary OA population WOMAC pain change, 3 months Age ≥ 60 (54% of patients) Avg: - 26.4 20.3 Avg: - 13.8 20.5 Positive effect difference : 92% Allocetra n=33 Placebo n=36 Age ≥ 65 (33% of patients) Avg: - 27.1 16.5 Avg: - 6.03 18.9 Positive effect difference : 350% Allocetra n=23 Placebo n=19 Age ≥ 63 (40% of patients) Positive effect difference : 237% Avg: - 25.6 18.9 Avg: - 7.6 19.4 Allocetra n=27 Placebo n=25 Allocetra p - value = 0.0013 p - value = 0.0121 p - value = 0.0004 Placebo Note: baseline demographics & characteristics were well - balanced Results are normalized to 0 - 100 scale 22 |

WOMAC total change 6 months, Primary OA population WOMAC pain change, 6 months Age ≥ 60 (52% of patients) Avg: - 24.9 18.9 Avg: - 16.8 21.1 Positive effect difference : 48% Allocetra n=31 Placebo n=32 Age ≥ 65 (31% of patients) Avg: - 26.3 14.1 Avg: - 9.5 15.3 Positive effect difference : 177% Allocetra n=21 Placebo n=17 Age ≥ 63 (39% of patients) Positive effect difference : 151% Avg: - 24.6 15.1 Avg: - 9.8 21.5 Allocetra n=25 Placebo n=22 ALLOCETRA EFFECT IN PRIMARY OA: CLINICALLY MEANINGFUL, STATISTICALLY SIGNIFICANT, TRENDING WITH AGE (REDUCTION IN PAIN & STIFFNESS, AND INCREASE IN FUNCTION) Allocetra p - value = 0.0085 p - value = 0.1132 p - value = 0.0012 Placebo Note: baseline demographics & characteristics were well - balanced Results are normalized to 0 - 100 scale 23 |

CLINICALLY MEANINGFUL, STATISTICALLY SIGNIFICANT POSITIVE EFFECT, HIGHLY CORRELATED WITH PRIMARY OA AGE THRESHOLD Change from baseline - 6 months Change from baseline - 3 months Age cutoff p - value % Better than placebo Difference Placebo Mean (SD) Allocetra Mean (SD) p - value % Better than placebo Difference Placebo Mean (SD) Allocetra Mean (SD) 0.0927 52% - 8.7 - 16.6 ( ц 21.6) - 25.3 ( ц 18.6) 0.0083 99% - 13.3 - 13.4 ( ц 20.6) - 26.8 ( ц 20.0) ≥ 60 0.0215 80% - 12.3 - 15.5 ( ц 21.0) - 27.8 ( ц 18.3) 0.0024 130% - 16.0 - 12.3 ( ц 19.6) - 28.2 ( ц 20.7) ≥ 61 0.0095 116% - 14.9 - 12.9 ( ц 21.9) - 27.8 ( ц 18.3) 0.0005 210% - 19.1 - 9.1 ( ц 19.4) - 28.2 ( ц 20.7) ≥ 62 0.0076 156% - 15.2 - 9.7 ( ц 22.3) - 24.9 ( ц 14.6) 0.0010 250% - 18.4 - 7.4 ( ц 19.6) - 25.8 ( ц 18.6) ≥ 63 0.0013 235% - 18.6 - 7.9 ( ц 21.1) - 26.5 ( ц 13.4) 0.0008 255% - 18.9 - 7.4 ( ц 20.0) - 26.3 ( ц 16.5) ≥ 64 0.0009 175% - 16.9 - 9.6 ( ц 15.1) - 26.5 ( ц 13.8) 0.0003 379% - 21.6 - 5.7 ( ц 19.2) - 27.3 ( ц 16.2) ≥ 65 The positive effect of Allocetra TM on pain & function is substantial, with at least 6 - month durability Trending with age 24 | Results are normalized to 0 - 100 scale

SAFETY PROFILE: ALLOCETRA TM DEMONSTRATED A FAVORABLE SAFETY PROFILE, NO RELATED SERIOUS ADVERSE EVENTS WERE REPORTED • As observed also in earlier clinical data in severe OA subjects, some patients injected with Allocetra experienced local responses following injection (84% of patients treated with Allocetra , vs. 36% for placebo) • Local responses mostly involved some knee pain or discomfort (73% of patients treated with Allocetra , vs. 79% for placebo), and might have included knee swelling or limitation in range of motion (79% of patients treated with Allocetra , vs. 33% for placebo) • The events usually presented within 1 - 2 days following injection (average 1 day), and were mostly mild to moderate (93% of events), and transient (average duration 6 days, similar to placebo) • Patients were advised of the possibility of such reactions to occur, and guided that symptoms may be alleviated with rest, ice packs on the knee, compression bandages, and knee elevation. If needed, they were allowed to take NSAIDs for a few days • Overall, patients’ willingness to continue with treatments was minimally impacted by the side effects, only 7.5% of patients treated with Allocetra opted to discontinue subsequent injections due to adverse events 25 |

DATA SUMMARY: 3 AND 6-MONTH TOPLINE DATA – ENX-CL-05-001

- Study objectives met
  - Allocetra™ demonstrated an encouraging safety profile, no related serious adverse events were reported
  - In primary age-related osteoarthritis patients, Allocetra™ treatment resulted in substantial, clinically meaningful, and durable effect, with high statistical significance of established Phase III endpoints, as well as multiple secondary endpoints
    - Positive effect vs placebo exceeds FDA's effectiveness thresholds required for commercial approval
    - Robust and consistent effect, aligned with the proposed MOA of Allocetra™
- Osteoarthritis: a growing market with significant potential and unmet medical need with Primary OA responders representing more than ~50%[1] of the ~$7BN KOA market
- Simple manufacturing process, highly attractive KOA treatment cycle at estimated total COGS (3 injections) of ~$450, allowing competitive pricing well within the range of high-end solutions
- We believe Allocetra™ has strong potential to become the therapy of choice for primary knee osteoarthritis patients

[1] Chen et al., Global burden of knee osteoarthritis from 1990 to 2021, PLoS One 2025

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Patient criteria • Primary OA patients with symptomatic moderate to severe knee OA who have failed to respond to conventional OA therapy; • Age 60/65 - 80 years; • Kellgren - Lawrence (K - L) Grade 2 or 3. NRS=numerical rating scale. WOMAC= Standard knee questionnaire evaluating pain, stiffness & physical function NEXT STEP: INITIATE ENX - CL - 05 - 002, a PHASE IIb in primary KOA patients Randomized, double - blind, placebo - controlled, multi - country study Phase IIb: Randomized, double - blind, placebo - controlled Allocetra TM (1 or 2 doses) vs. Placebo , 3 injections in total, each injection 2 weeks from the previous injection Endpoints: Primary: 3 - month change in WOMAC pain OR 3 - month change in WOMAC pain & function 27 | Safety and tolerability Secondary: 3 & 6 - month change in WOMAC total, NRS pain, and response assessments

EXTENSIVE IP PROTECTION Australia Canada China France Germany Israel Japan United Kingdom 11 Patents USA 22 Patents Expected protection up to 2043 28 | Nasdaq: ENLV

CLINICAL INVESTMENT SUMMARY Management team with a track record of creating shareholder value and getting drug products through marketing approvals globally in multi - billion dollar market segments Cost - effective, novel therapeutic modality with strong IP protection Targeted at high and low grade inflammation in multi - billion dollar segments with poor treatment alternatives Platform for multiple indications. Allocetra can be infused systemically or locally to treat various diseases Simple, scalable, and cost - effective manufacturing process resulting in an off - the - shelf cell therapy Favorable safety profile demonstrated across 200+ patients Clinical data supportive of proposed MOA Clinically meaningful and statistically significant results in age - related knee osteoarthritis supporting late - stage development 29 | Nasdaq: ENLV

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